Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel: (212) 259-8000 fax: (212) 259-6333

May 5, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

Re:	Osteotech, Inc. (“Osteotech”)
Revised Preliminary Proxy Statement
Filed April 16, 2010 by Heartland Advisors, Inc., Spencer Capital
Opportunity Fund, LP, Spencer Capital Management, LLC, Spencer Capital
Partners, LLC, Boston Avenue Capital LLC, Gary L. Alexander, Michelle
Rachael Forrest, Michael J. McConnell, and Kenneth H. Shubin Stein, M.D.
(the “Participants”)
File No. 001-34612

Dear Ladies and Gentlemen:

     On behalf of the Participants, submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement referenced above. This Amendment No. 2 is being filed in response to comments contained in a letter dated April 19, 2010 (the “Letter”) from Mr. Daniel Duchovny, Special Counsel, on behalf of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”). The responses contained herein are based on information provided to Dewey & LeBoeuf LLP by the Participants.

     For your convenience, set forth below in bold are each of the comments in the Letter, followed by the Participants’ response to each comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment.

May 5, 2010

General

1.	Fill in the blanks in your proxy statement, including Schedules I and II.

          Response: The Participants have filled in all blanks other than those blanks relating to the approximate date on which the Participants’ proxy statement and proxy card will be first mailed, the maximum legal and related expenses and the appointed proxy agents. Such information will be included in the Participants’ Definitive Proxy Statement, which will be filed shortly after Osteotech files its own definitive proxy statement.

Reasons for Our Solicitation

2.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:

  Your assertion that the change in control compensation is “exorbitant.”

          Response: The Participants have revised the disclosure on pages 7 and 8 of Amendment No. 2 in response to the Staff’s comments.

3.	Please quantify the potential effect of a default under the credit agreement under the “poison put” should your nominees be elected.

          Response: The Participants revised the disclosure on page 7 of Amendment No. 2 in response to the Staff’s comment.

4.

We note your statement that the members of the board do not have a significant ownership interest in the company. Revise your disclosure to include the ownership interests of your nominees in the company.

          Response: The Participants have revised the disclosure on page 9 of Amendment No. 2 in response to the Staff’s comment.

May 5, 2010

If it would expedite the review of the information contained herein, please do not hesitate to call me at (212) 259-6016 or Brian Holland at (212) 259-7174.

Respectfully submitted,

/s/ Eric Blanchard

cc:	Heartland Advisors, Inc.
Spencer Capital Opportunity Fund, LP
Spencer Capital Management, LLC
Spencer Capital Partners, LLC
Boston Avenue Capital LLC
Gary L. Alexander
Michelle Rachael Forrest
Michael J. McConnell
Kenneth H. Shubin Stein